[PMI Letterhead]
July 14, 2009

VIA EDGAR

United States Securities and Exchange Commission

        Division of Corporation Finance

                100 F Street, N.E.

                        Washington, D.C. 20549-1090.

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	The PMI Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 16, 2009
File Number: 001-13664

Dear Mr. Rosenberg:

On behalf of The PMI Group, Inc. (the “Company”), this letter is being submitted in response to comments received by the Company from the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission, by letter dated June 30, 2009, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed by the Company on March 16, 2009 (the “Comments”).

As discussed in our conversation today with you and Staci Shannon, Staff Accountant, the Company intends to file a response to the Comments on or before July 17, 2009.

Jim B. Rosenberg, Senior Assistant Chief	-2-
Accountant

If you require additional information, please feel free to contact me at (925) 658-6212.

Sincerely,

/s/ Andrew D. Cameron
Andrew D. Cameron Group Senior Vice President, General Counsel and Secretary

cc:	Staci Shannon, Staff Accountant Carlton Tartar, Accounting Branch Chief (United States Securities and Exchange Commission)

Donald P. Lofe, Jr., Executive Vice President and Chief Financial Officer (The PMI Group, Inc.)

John L. Savva
(Sullivan & Cromwell LLP)